Exhibit 99.03

CURATIVE BIOTECHNOLOGY, INC.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

(As adopted on August 6, 2022)

Purpose

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Curative Biotechnology, Inc. (the “Company”) is to assist the Board in the discharge of its responsibilities relating to: (a) the identification of qualified candidates to become Board members; (b) the selection of nominees for election as directors at any meeting of shareholders at which directors are to be elected; (c) the selection of candidates to fill any vacancies on the Board; (d) the selection of the Chairperson of the Board, the staffing of Board committees and the selection of the chairpersons of such committees; and (e) the analysis and recommendation to the Board of issues and proposals regarding corporate governance matters applicable to the Company.

Membership

The Committee shall consist of at least two members of the Board, each of whom satisfies applicable independence requirements of the NYSE American LLC (the “Listing Standards”), except as permitted by the Listing Standards.

Committee members, including the chairperson of the Committee (“Chair”), shall be appointed from time to time by the Board. Members shall serve at the pleasure of the Board, or until their successors are elected and take office.

Meetings and Procedures

The Chair (or in his or her absence, a member designated by the Chair or the remaining members of the Committee) shall preside at each Committee meeting and set the agendas for Committee meetings. The Committee may establish its own rules and procedures for notice and conduct of its meetings.

The presence of a majority of the Committee’s members at a meeting shall constitute a quorum. Committee members may participate in a meeting, and be deemed present at the meeting, through use of conference telephone or similar communications equipment in a manner consistent with the Company’s bylaws. Actions of the Committee may be taken: (a) by approval by at least a majority of the Committee members present at a meeting at which a quorum is present; or (b) without a meeting if all members of the Committee individually or collectively consent in writing to such action.

The Committee shall maintain written minutes of its meetings, which will be filed with the meeting minutes of the Board. The Chair, or in the Chair’s absence, another Committee member, shall report to the full Board from time to time on Committee activities, findings, and recommendations.

Powers and Responsibilities

In addition to the powers and responsibilities expressly delegated to the Committee in this charter, the Committee may exercise any other powers and carry out any other responsibilities that the Board delegates to the Committee from time to time. Notwithstanding anything to the contrary in this charter, the Committee may not take action or approve matters that are prohibited by applicable law and the Listing Standards or that are inconsistent with the Company’s bylaws or articles of incorporation.

The Committee shall have the authority, as it deems appropriate, to retain or replace, as needed, any independent counsel or other outside expert or advisor that the Committee believes to be desirable and appropriate. The Committee, in its discretion, may also use the services of the Company’s regular inside or outside legal counsel or other advisors to the Company. The Company shall provide for appropriate and reasonable funding, as determined by the Committee, for payment of compensation to any such persons retained by the Committee. The Committee shall have sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve such search firm’s fees and other retention terms.

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Director Nominations and Related Matters

At an appropriate time prior to each meeting of shareholders at which directors are to be elected or reelected, the Committee shall recommend to the Board for nomination by the Board such candidates as the Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve.

The Committee will consider nominations of persons for election as directors submitted by shareholders in accordance with the Company’s bylaws, applicable law, and any applicable Company policies, and make recommendations to the Board regarding such nominees. The Committee may review, recommend changes to the Board regarding, and shall administer any policies, requirements, criteria, and procedures for action on any shareholder-submitted nominees for director.

At an appropriate time after a vacancy arises on the Board or a director advises the Board of his or her intention to resign, or in the event a newly created directorship occurs between meetings of the Company’s shareholders, the Committee may recommend to the Board for appointment by the Board to fill such vacancy or newly created directorship, such prospective member of the Board as the Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve.

The Committee shall, at least annually, oversee evaluation of the performance of the Board, including individual members of the Board, consider the results of such evaluation when determining whether to recommend the nomination of any incumbent director for an additional term, and discuss the outcome of such evaluation with the Board.

If the Company is legally required by contract or otherwise to permit a third party to designate one or more of the directors to be elected or appointed, then the nomination or appointment of such directors shall be governed by such requirements.

The Committee shall, at least annually, review and make recommendations to the Board regarding the independence of Board members under the Listing Standards and applicable laws and regulations.

The Committee shall recommend to the Board the staffing and chairs of the Audit Committee, the Compensation Committee, the Committee and, if the Committee deems appropriate, such other committees as may exist, and the Chair of the Board.

In appropriate circumstances, the Committee, in its discretion, shall consider and may recommend to the Board the removal of a director in accordance with Section 302 of the California Corporations Code.

Corporate Governance

The Committee may make recommendations to the Board regarding governance matters applicable to the Company, including, but not limited to: (a) the Company’s articles of incorporation and bylaws; (b) this charter and the charters of the Company’s other committees; (c) possible conflicts of interest of Board members and nominees and of Company officers; (d) Company responses to unsolicited takeover proposals; and (e) shareholder proposals that have been submitted to the Company.

The Committee shall periodically review and recommend to the Board changes to the Company’s code of conduct and ethics and insider trading policy.

The Committee shall oversee implementation of, periodically review, and recommend to the Board changes to the Company’s stock ownership guidelines.

Review of this Charter

The Committee shall review and reassess this charter at least annually and recommend proposed changes, if any, to the Board for its consideration.

Delegation of Duties

The Committee may delegate any responsibilities to a subcommittee of the Committee comprised of at least two members.

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